Exhibit 12.1

The Priceline Group Inc.
Ratio of Earnings to Fixed Charges
(In thousands, except ratio data)

	Three Months Ended March 31,
	2017	2016
Earnings Computation:
Earnings before income taxes	$527,610	$460,493
Fixed charges	64,713	55,300
Total earnings as adjusted	$592,323	$515,793

Fixed Charges Computation:
Interest Expense	$55,717	$46,894
Assumed interest element included in rent expense	8,996	8,406
Total fixed charges	$64,713	$55,300

Ratio of earnings to fixed charges	9.2	9.3